Filed by BRE Properties, Inc.

Commission File No. 001-14306

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BRE Properties, Inc.

Commission File No. 001-14306

This filing relates to the proposed merger of BRE Properties, Inc., a Maryland corporation (“BRE”), and Essex Property Trust, Inc., a Maryland corporation (“Essex”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 19, 2013, by and between BRE and Essex.

Memo
To:	Distribution
cc:	All BRE Directors of Operations, Jeff Bailey, Kevin Grani, Kerry Fanwick, John Schissel, Stephanie Andre
From:	Scott Reinert
Date:	January 15, 2014
Re:	Joint Venture Properties notice

We have been advised by senior management at Essex that the community you manage is being considered to be included in a joint venture to be established by Essex on or after the closing of the merger. It is not unusual for real estate companies to use a combination of debt and equity to fund their real estate.  The equity can come from shareholders, institutional joint venture partners, or private owners. Essex tends to use a combination of shareholder equity and institutional joint venture partners to fund their assets.  Essex considers the assets they purchase in joint ventures as long term holds consistent with all other assets, and they are fully integrated into the portfolio with respect to systems and processes, and the sites generally don’t notice much, if any, difference in their operation.  Assets that are owned in a joint venture format are generally owned 50% by Essex and 50% by an institutional partner.  Essex is the managing partner and therefore most interaction with the on-site team is with Essex managers and executives just like their other assets.

As such, Essex is requesting that property tours and inspections by its people, potential investors, lenders and vendors be permitted. These tours and inspections are identical to tours and inspections of any properties we would transfer to a joint venture. We should follow our typical general rules which include:

•	Visitors of any type must be accompanied at all times by BRE personnel

•	Access to resident units is only permitted after proper notice and a BRE associate must accompany visitors in units at all times (no opening doors for one group and then going off to open doors for another group)

•	Invasive testing is prohibited unless permission has been given by a Vice President or above

•	Canisters for testing of radon or CO2 can only be placed in units after permission has been given by a BRE Vice President

•	Any questions that can be answered by on-site people should generally be answered by the highest level person on-site at the time, the DO if there, or the Community Manager

•	When answering questions, honesty is the best policy, and you should take the opportunity to shine a positive light on our great assets and the hard work of you and your team

•	If there are any questions about any actions that a visitor wants to take, the Community Manager or Director of Operations should contact Dewey Horton.

Our goal is to fully cooperate with Essex. However, these tours and the actions requested by the visitors can have a negative impact on our residents’ perceptions and, as such, we want to follow our normal protocols to minimize that impact.

If you have any questions about the process or the tours, you can contact me or Dewey Horton.

Thank you for your attention to this notice, and thank you for all your hard work and contributions to BRE.

Scott Reinert

Executive Vice President, Operations

DISTRIBUTION:

Jillian LeMay, Ballinger Commons & Citywalk

Bill Kaiser, Pinnacle Sonata

Kaeleigh McHenry, Bothell Ridge

Soraya Sierra, Verandas

Stan Vantassel, Pinnacle City Centre

Kathy Tapia, The Fairways at Westridge & Bridgeport Coast

Nancy Kelly, The Vistas of West Hills

Bo (Lea) Kim, Regency Palm Court

Nina Solomona, Windsor Court

Codrina Dragan, Canyon Creek & Candlewood North

Tanya Jacobs, The Summit & Enclave at Town Square

Christy Nelson, The Heights

Tanya Wrathall, Village Green

Kim Gould, Parkside Court

Julie Workman, The Havens

Angela Chadwick, Esplanade

Additional Information and Where You Can Find It

In connection with the proposed transaction, Essex expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Essex and BRE that also constitutes a prospectus of Essex. Essex and BRE also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Essex and BRE with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Essex with the SEC will be available free of charge on Essex’s website at www.essexpropertytrust.com or by contacting Essex Investor Relations at (650) 494-3700. Copies of the documents filed by BRE with the SEC will be available free of charge on BRE’s website at www.breproperties.com or by contacting BRE Investor Relations at (415) 445-3745.

Essex and BRE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Essex’s executive officers and directors in Essex’s definitive proxy statement filed with the SEC on April 1, 2013. You can find information about BRE’s executive officers and directors in BRE’s definitive proxy statement filed with the SEC on March 11, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Essex or BRE using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legend Regarding Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Essex and BRE operate and beliefs of and assumptions made by Essex management and BRE management, involve uncertainties that could significantly affect the financial results of Essex or BRE or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Essex and BRE, including future financial and operating results (such as FFO), and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business (iii) changes in market demand for rental apartment homes and competitive pricing, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger on the terms described or at all and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Essex and BRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Essex nor BRE undertakes any duty to update any forward-looking statements appearing in this press release.